Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 70-II dated February 27, 2007

Term Sheet to
Product Supplement No. 70-II
Registration Statement No. 333-130051
Dated June 2, 2008; Rule 433



Structured Investments	**JPMorgan Chase & Co.** **$** **Return Enhanced Notes Linked to Crude Oil due June 7, 2010**

General

- The notes are designed for investors who seek an uncapped return of at least 1.5* times the appreciation of the price of Crude Oil at maturity. Investors should be willing to forgo interest payments and, if the price of Crude Oil declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 7, 2010[†].
- Payment is linked to the price of Crude Oil as described below. You may lose some or all of your investment.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 70-II, supersede the terms set forth in product supplement no. 70-II.**
- The notes are expected to price on or about June 2, 2008 and are expected to settle on or about June 5, 2008.

Key Terms

Basket Component:	The notes are linked to the official settlement price of the first nearby month futures contract for West Texas Intermediate ("**WTI**") crude oil ("**Crude Oil**"), (Bloomberg Ticker: CL1 ‹Comdty›).
Upside Leverage Factor:	At least 1.5*.
Payment at Maturity:	If the Crude Oil Closing Level is greater than the Crude Oil Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Crude Oil Return multiplied by 1.5*. Accordingly, if the Crude Oil Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + [\$1{,}000 \times (\text{Crude Oil Return} \times 1.5^*)]$$

*The actual Upside Leverage Factor on the notes will be set on the pricing date and will not be less than 1.5.

Your investment will be fully exposed to any decline in Crude Oil. If the Crude Oil Closing Level declines from the Crude Oil Starting Level, you will lose 1% of the principal amount of your notes for every 1% that Crude Oil declines beyond the Crude Oil Starting Level. Accordingly, if the Crude Oil Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Crude Oil Return})$$

You will lose some or all of your investment at maturity if the Crude Oil Closing Level declines from the Crude Oil Starting Level.

Crude Oil Return:	$$\frac{\text{Crude Oil Closing Level} - \text{Crude Oil Starting Level}}{\text{Crude Oil Starting Level}}$$
Crude Oil Starting Level:	The official settlement price on the New York Mercantile Exchange ("NYMEX") of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, as made public by the NYMEX, on the pricing date, provided that if such date falls on the last trading day of such futures contract (as pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg Ticker: CL2 ‹Comdty›).
Crude Oil Closing Level:	The official settlement price on the NYMEX of the first nearby month futures contract for WTI (crude oil, stated in U.S. dollars, as made public by the NYMEX, on the Observation Date, provided that if such date falls on the last trading day of such futures contract (as pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg Ticker: CL2 ‹Comdty›).
Observation Date:	June 2, 2010[†]
Maturity Date:	June 7, 2010[†]
CUSIP:	48123M6E7

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 70-II.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 70-II and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 70-II, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $15.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $15.00 and will depend on market conditions on the pricing date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission exceed $20.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-42 of the accompanying product supplement no. 70-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 2, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 70-II dated February 27, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 70-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 70-II dated February 27, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000664/e26446_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 70-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance returns by multiplying a positive Crude Oil Return by an Upside Leverage Factor of at least 1.5. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.5. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation in the price of Crude Oil. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED SOLELY TO CRUDE OIL** — The return on the notes is linked solely to the price of Crude Oil, and enables you to participate in potential increases in the price of Crude Oil during the term of the notes. Crude Oil is traded on the NYMEX. The price of Crude Oil on any trading day is the official settlement price on the NYMEX of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg Ticker: CL1 ‹Comdty›) on such day, provided that if such day falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the price will be the official settlement price on the NYMEX of the second nearby month futures contract (Bloomberg Ticker: CL2 ‹Comdty›). For additional information about Crude Oil, see the information set forth under "The Basket — The Basket Components" in the accompanying product supplement no. 70-II.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 70-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in Crude Oil or futures contracts or other instruments the value of which are derived from Crude Oil. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 70-II dated February 27, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the price of Crude Oil and will depend on whether, and the extent to which, the Crude Oil Return is positive or negative. Your investment will be fully exposed to any decline in the Crude Oil Closing Level as compared to the Crude Oil Starting Level.

- **INVESTMENTS RELATED TO THE PRICE OF CRUDE OIL MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS —** The price of Crude Oil is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that may cause the price of Crude Oil to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING CRUDE OIL OR CERTAIN OTHER RELATED CONTRACTS DIRECTLY** — The return on your notes will not reflect the return you would realize if you actually purchased Crude Oil, or exchange-traded or over-the-counter instruments based on Crude Oil. You will not have any rights that holders of such assets or instruments have.

- **THE MARKET PRICE OF CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked to the performance of the price of the first nearby WTI light sweet crude oil futures contract (or, if the day on which the price is determined is not a trading day, then the second nearby month futures contract), we expect that generally the market value of the notes will depend in large part on the market price of crude oil. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries ("OPEC"). OPEC has the potential to influence crude oil prices worldwide because its members possess a significant portion of the world's oil supply.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments or other periodic distributions on the notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the price of Crude Oil on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility, frequency and magnitude of changes in the price of Crude Oil;
  - supply and demand trends for Crude Oil;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political and regulatory, geographical, meteorological or judicial events; and
  - our creditworthiness, including actual or anticipated changes in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Price of Crude Oil?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Crude Oil Starting Level of 127.00 and an Upside Leverage Factor of 1.5. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Crude Oil Closing Level	Crude Oil Return	Total Return
254.00	100.00%	150.00%
241.30	90.00%	135.00%
228.60	80.00%	120.00%
215.90	70.00%	105.00%
203.20	60.00%	90.00%
190.50	50.00%	75.00%
177.80	40.00%	60.00%
165.10	30.00%	45.00%
152.40	20.00%	30.00%
139.70	10.00%	15.00%
133.35	5.00%	7.50%
127.00	**0.00%**	**0.00%**
120.65	-5.00%	-5.00%
114.30	-10.00%	-10.00%
101.60	-20.00%	-20.00%
88.90	-30.00%	-30.00%
76.20	-40.00%	-40.00%
63.50	-50.00%	-50.00%
50.80	-60.00%	-60.00%
38.10	-70.00%	-70.00%
25.40	-80.00%	-80.00%
12.70	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of Crude Oil increases from the Crude Oil Starting Level of 127 to a Crude Oil Closing Level of 133.35. Because the Crude Oil Closing Level of 133.35 is greater than the Crude Oil Starting Level of 127, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.5)] = \$1,075$$

Example 2: The price of Crude Oil decreases from the Crude Oil Starting Level of 127 to an Crude Oil Closing Level of 101.60. Because the Crude Oil Closing Level of 101.60 is less than the Crude Oil Starting Level of 127, the Crude Oil Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Example 1: The price of Crude Oil increases from the Crude Oil Starting Level of 127 to a Crude Oil Closing Level of 152.40. Because the Crude Oil Closing Level of 152.40 is greater than the Crude Oil Starting Level of 127, the investor receives a payment at maturity of $1,300 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (20\% \times 1.5)] = \$1,300$$

Historical Information

The following graph sets forth the historical performance of the price of Crude Oil based on the weekly settlement price from January 3, 2003 through May 30, 2008. The settlement price of Crude Oil on May 30, 2008 was $127.35. We obtained the settlement prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Crude Oil should not be taken as an indication of future performance, and no assurance can be given as to Crude Oil settlement price on the Observation Date. We cannot give you assurance that the performance of the price of Crude Oil will result in the return of any of your initial investment.

